FOR RIVERSOURCE BOND SERIES, INC.:

EXHIBIT 77D

For RiverSource Core Bond Fund, RiverSource Floating Rate Fund and RiverSource Limited Duration Bond Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; and investing in a company to control or manage it. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid; and the existing nonfundamental policy on foreign securities was revised to state, up to 25% of the fund's net assets may be invested in foreign investments.

For RiverSource Income Opportunities Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; and investing in a company to control or manage it. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.

For RiverSource Inflation Protected Securities Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures and buying on margin and selling short. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid; and the existing nonfundamental policy on foreign securities was revised to state, up to 25% of the fund's net assets may be invested in foreign investments.